Schedule 13D
                                                                   ------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             ARCH CAPITAL GROUP LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   767711 10 4
                                 (CUSIP Number)

                           Gregory F. Van Gundy, Esq.
                        Marsh & McLennan Companies, Inc.
                           1166 Avenue of the Americas
                             New York, NY 10036-2774
                              Phone (212) 345-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [GRAPHIC OMITTED].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

---------------------------- ---------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                         Marsh & McLennan Companies, Inc.
                                         IRS Identification Number: 36-2668272
---------------------------- ---------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)        [  ]
                                         (b)        [  ]
---------------------------- ---------------------------------------------------
             3               SEC USE ONLY
---------------------------- ---------------------------------------------------
             4               SOURCE OF FUNDS*
                                         N/A
---------------------------- ---------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [  ]
---------------------------- ---------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                         Delaware
---------------------------- ---------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                         None
                             ----------- ---------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        None
                             ----------- ---------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                       None
                             ----------- ---------------------------------------
        PERSON WITH              10      SHARED DISPOSITIVE POWER
                                         None
---------------------------- ---------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                                         None
---------------------------- ---------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*                 [  ]
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         0%
---------------------------- ---------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                         HC
---------------------------- ---------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------- ---------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             Marsh & McLennan Risk Capital Holdings, Ltd.
                             IRS Identification Number: 13-3689981
---------------------------- ---------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)         [  ]
                                         (b)         [  ]
---------------------------- ---------------------------------------------------
             3               SEC USE ONLY
---------------------------- ---------------------------------------------------
             4               SOURCE OF FUNDS*
                                         N/A
---------------------------- ---------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [  ]
---------------------------- ---------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                         Delaware
---------------------------- ---------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                         1,536,005 See Item 5
                             ----------- ---------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        None
                             ----------- ---------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                       1,536,005 See Item 5
                             ----------- ---------------------------------------
        PERSON WITH              10      SHARED DISPOSITIVE POWER
                                         None
---------------------------- ---------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                                         1,536,005 See Item 5
---------------------------- ---------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*
                                         See Item 5
---------------------------- ---------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         9.7%
---------------------------- ---------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                         CO
---------------------------- ---------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         -------------------

         The class of equity securities to which this Schedule 13D/A relates is the Common Stock, par value $.01 per share (the "Shares"), of Arch Capital Group, Ltd. (f/k/a Risk Capital Holdings, Inc.), a Bermuda corporation ("Arch"). The principal executive offices of Arch are located at 20 Horseneck Lane, Greenwich, Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         Item 2 is hereby amended to the extent set forth below:

         Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each current executive officer and director of MMC and MMRCH the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed on Schedule I, unless otherwise indicated, is a United States citizen.

         None of MMC or MMRCH, nor (to the knowledge of MMC or MMRCH) any executive officer, director or controlling person of MMC or MMRCH (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         N/A

ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         Item 4 is hereby amended to add the following:

         As disclosed in Arch's Form 8-K filed on November 9, 2001, pursuant to a Letter Agreement dated November 8, 2001, MMRCH received 140,380 Shares as a result of a cashless exercise of its 905,397 Class A Warrants, and 1,770,601 class B warrants held by MMRCH were canceled in exchange for a cash payment by Arch to MMRCH of $7.50 per Class B warrant (approximately $13.3 million in the aggregate). The Shares owned by MMRCH are being held for investment purposes. Depending on market conditions, MMC or MMRCH may acquire additional Shares or dispose of some or all of the Shares reported herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         Item 5 is hereby amended to add the following:

         As of April 12, 2002, MMC and MMRCH may be deemed to beneficially own Shares as follows:

                                         Number of                      % of
                                         Shares of                    Class of
         Name                           Common Stock                Common Stock

         MMC                                None                        0.0%
         MMRCH                           1,536,005                      9.7%

         The aggregate number of Shares beneficially owned by MMRCH to which this Schedule 13D/A relates is 1,536,005, representing in the aggregate 9.7% of the 15,765,332 Shares outstanding and 3.0% of the Shares outstanding assuming conversion of the 35,687,735 shares of Series A Convertible Preferred Stock of Arch ("Series A Preferred"), in each case as reported in Arch's Form 10-K filed on March 18, 2002. MMRCH has the sole power to vote and the sole power to dispose of the outstanding Shares owned by it.

         As disclosed in Arch's Form 8-K filed on November 9, 2001, pursuant to a Letter Agreement dated November 8, 2001, Arch issued 1,636,729 shares of Series A Preferred and Class A Warrants to purchase 173,178 Shares to Trident II, L.P. and certain related co-investment funds (collectively, "Trident II"). MMRCH is a limited partner in Trident II and one of the general partners of the sole general partner of Trident II, L.P. MMC Capital, Inc. ("MMC Capital"), a subsidiary of MMRCH, also serves as an investment advisor to Trident II. MMC and MMRCH disclaim that they beneficially own any Shares beneficially owned by Trident II.

         As disclosed in the Schedule 13D/A filed on April 12, 2002 by The Trident Partnership, L.P. ("Trident I"), Trident I received 391,761 Shares on April 9, 2002, as a result of a cashless exercise of its 1,386,079 Class A Warrants. The Warrants had an exercise price of $20.00 per share, and the cashless exercise was based on the closing price of $27.88 for the Shares on April 8, 2002, the day prior to the date on which notice Trident I provided its notice of exercise. Trident I also reported that it sold 640,700 Shares in market transactions on April 9, 2002, at an average net per Share price of $27.05 (or approximately $17.3 million in the aggregate). Following these transactions, Trident I reported that it continued to own 1,061 Shares. MMRCH is a limited partner in Trident I and a minority shareholder in the general partner of Trident I. MMC Capital also serves as an investment advisor to Trident I. MMC and MMRCH disclaim that they beneficially own any Shares beneficially owned by Trident I.

         To the knowledge of MMC and MMRCH, none of their respective officers and directors beneficially own any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ---------------------------------------------------------------------

         Item 6 is hereby amended to add the following:

         Pursuant to a Letter Agreement dated November 8, 2001, the right of MMRCH to designate an observer to the Board of Directors of Arch was terminated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT
         -------------------------------

1. Letter Agreement dated November 8, 2001, among Arch, MMRCH and the other parties thereto.

                                   SIGNATURE
                                   ---------



         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   April 12, 2002                        MARSH & MCLENNAN COMPANIES, INC.


                                               By:/s/Gregory F. Van Gundy
                                               ---------------------------------
                                               Name: Gregory F. Van Gundy
                                               Title: Secretary


         For this and all future filings, reference is made to an Agreement dated September 28, 1995 with respect to one filing of Schedule 13D of said entities, pursuant to Rule 13d-1(f)(1).

Marsh & McLennan Companies, Inc.

Unless otherwise indicated, the business address of the directors and executive officers of Marsh & McLennan Companies, Inc. is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director of MMC.


Name and Business Address                    Principal Occupation or Employment

Lewis W. Bernard*                            Chairman of Classroom, Inc.
Classroom, Inc.
c/o Morgan Stanley
1221 Avenue of the Americas, 30th Floor
New York, NY  10020

Francis N. Bonsignore                        Senior Vice President, Executive
                                             Resources and Development of
                                             Marsh & McLennan Companies, Inc.

Mathis Cabiallavetta*                        Vice Chairman of Marsh & McLennan
(Citizen of Switzerland)                     Companies, Inc. Chairman of Marsh &
                                             McLennan Global Development

Peter Coster*                                President & Chief Executive Officer
(Citizen of the United Kingdom)              of Mercer Consulting Group, Inc., a
                                             subsidiary of Marsh & McLennan
                                             Companies, Inc.

Charles A. Davis*                            Vice Chairman of Marsh & McLennan
MMC Capital, Inc.                            Companies, Inc. President & Chief
20 Horseneck Lane                            Executive Officer of MMC Capital,
Greenwich, CT  06830                         Inc.

Robert F. Erburu*                            Former Chairman of The Times Mirror
The Times Mirror Company                     Company
Los Angeles Times
202 West First Street, 6th Floor
Los Angeles, CA  90012

Oscar Fanjul*                                Chief Executive Officer of
(Citizen of Spain)                           Omega-Capital
Omega-Capital
P(degree)de la Castellana, 35-7(degree)
28046 Madrid
Spain

Jeffrey W. Greenberg*                        Chairman & Chief Executive Officer
                                             of Marsh & McLennan Companies, Inc.

Ray J. Groves*                               President & Chief Operating Officer
                                             of Marsh Inc., a subsidiary of
                                             Marsh & McLennan Companies, Inc.

Stephen R. Hardis*                           Chairman of Axcelis Technologies,
Eaton Center                                 Inc.
1111 Superior Ave., N.E., 26th Floor
Cleveland, Ohio  44114

Gwendolyn S. King*                           President of Podium Prose
Podium Prose
1025 Connecticut Avenue, N.W.
Suite 1012
Washington, DC  20036

The Rt. Hon. Lord Lang of Monkton, DL*       Former British Secretary of State
(Citizen of the United Kingdom)              for Trade & Industry
Kersland
Monkton
Ayshire  KA9  2QU
United Kingdom

Lawrence J. Lasser*                          President & Chief Executive Officer
Putnam Investments, LLC                      of Putnam Investments, LLC, a
One Post Office Square                       subsidiary of Marsh & McLennan
Boston, MA  02109                            Companies, Inc.

David A. Olsen*                              Former Chairman of Johnson &
                                             Higgins

William L. Rosoff                            Senior Vice President and General
                                             Counsel of Marsh & McLennan
                                             Companies, Inc.

Adele Simmons*                               Vice Chair of Chicago Metropolis
Chicago Metropolis 2020                      2020
30 West Monroe Street, 18th Floor
Chicago, IL  60603

John T. Sinnott*                             Chairman & Chief Executive Officer
                                             of Marsh Inc., a subsidiary of
                                             Marsh & McLennan Companies, Inc.

A.J.C. Smith*                                Former Chairman of Marsh & McLennan
                                             Companies, Inc.


Sandra S. Wijnberg                           Senior Vice President and Chief
                                             Financial Officer of Marsh &
                                             McLennan Companies, Inc.



Marsh & McLennan Risk Capital Holdings, Ltd.

Unless otherwise indicated, the business address of the directors and executive officers of Marsh & McLennan Risk Capital Holdings, Ltd. is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director of MMRCH.


Name and Business Address                    Principal Occupation or Employment

Charles A. Davis*                            Vice Chairman of Marsh & McLennan
MMC Capital, Inc.                            Companies, Inc. President & Chief
20 Horseneck Lane                            Executive Officer of MMC Capital,
Greenwich, CT  06830                         Inc.

Jeffrey W. Greenberg*                        Chairman & Chief Executive Officer
                                             of Marsh & McLennan Companies, Inc.

William L. Rosoff*                           Senior Vice President and General
                                             Counsel of Marsh & McLennan
                                             Companies, Inc.

A.J.C. Smith*                                Former Chairman of Marsh & McLennan
                                             Companies, Inc.

Sandra S. Wijnberg*                          Senior Vice President and Chief
                                             Financial Officer of Marsh &
                                             McLennan Companies, Inc.